Exhibit 99.1

N   E   W   S      R   E   L   E   A   S   E

Siyata Mobile to Host Third Quarter 2024 Financial Results Call at 8:30 a.m. ET on November 15, 2024

Q3 2024 results to be reported after the market close on November 14

VANCOUVER, BC , Nov. 7, 2024 /PRNewswire/ -- Siyata Mobile Inc. (Nasdaq: SYTA) (“ Siyata ” or the “ Company ”), a global vendor of Push-to-Talk over Cellular (“PoC”) devices and cellular signal booster systems, today announced it will host a conference call at 8:30 a.m. ET on Friday , November 15 to discuss its third quarter 2024 financial results.

Date: Friday, November 15, 2024

Time: 8:30 a.m. Eastern Time/5:30 a.m. Pacific Time

North America dial-in number: +1 (888) 506-0062

International toll-free dial-in number: +1 (973) 528-0011

Access Code: 721899

A replay will be available until November 29, 2024. To access the replay, dial +1 (877) 481-4010 or +1 (919) 882-2331. When prompted, enter Passcode 51578.

The call will also be available over the Internet and accessible at: https://www.webcaster4.com/Webcast/Page/2988/51578.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular devices and cellular booster systems. Its portfolio of in-vehicle and rugged devices enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives. Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signal in remote areas, inside structural buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.” Visit siyata.net and unidencellular.com to learn more.

Investor Relations:

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

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